UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

STATS ChipPAC Ltd.
(Name of Issuer)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
CUSIP No. 85227G102
(CUSIP Number)
Lena Chia, Director
Singapore Technologies Semiconductors Pte Ltd
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
August 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Singapore Technologies Semiconductors Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC and AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,842,393,159

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,842,393,159

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,842,393,159

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	84.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,842,393,159

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,842,393,159

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,842,393,159

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	84.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO and HC

     This Amendment No. 16 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 23, 2007 and last amended on May 21, 2007 (the “Schedule 13D”) by Singapore Technologies Semiconductors Pte Ltd (“STSPL”) and Temasek Holdings (Private) Limited (“Temasek,” and together with STSPL, the “Filing Persons”) relating to the Ordinary Shares of STATS ChipPAC Ltd. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 16 shall have the meaning set forth in the Schedule 13D.
Item 2. Identity and Background
     Effective July 13, 2007, Lim Siong Guan resigned as a director of Temasek. With effect from July 25, 2007, Sim Kee Boon became the chairman of the Changi Advisory Group.
Item 3. Source and Amount of Funds or Other Consideration
     The aggregate amount used to purchase the additional Ordinary Shares described in Item 5 was US$3,874,085. STSPL funded the purchases using working capital and borrowings from Temasek and/or an affiliate that is wholly-owned by Temasek.
Item 4. Purpose of Transaction
     On August 6, 2007, the Chief Investment Officer of Temasek, Jimmy Phoon, was appointed to be a member of the board of directors of the Company.
     The Filing Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company’s securities, the Filing Persons may, at any time, either alone or as part of group, acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise; dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise; or formulate other purposes, plans or proposals regarding the Company or any of its securities and may communicate any of such plans or proposals to the Company, to the extent deemed advisable in light of general investment criteria and policies of the Filing Persons, the Company’s business, financial condition and operating results, general market and industry conditions or other factors.
     In addition, from time to time, the Filing Persons and their affiliates may hold discussions with the management or directors of the Company or other parties regarding any or all of the following, and the Filing Persons specifically reserve the right to change their intention with respect to any or all of such matters:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any further change in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     STSPL currently has beneficial ownership of 1,842,393,159 Ordinary Shares (including Ordinary Shares represented by ADSs and Ordinary Shares into which the US$134,500,000 principal amount of the Company’s Convertible Subordinated Notes due 2008 beneficially owned by STSPL may be converted), representing 84.36% of the issued Ordinary Shares (including in the numerator and the denominator the Ordinary Shares issuable upon a conversion of the Convertible Subordinated Notes due 2008 beneficially owned by STSPL).
     Since the last amendment of the Schedule 13D, STSPL (and through its ownership of STSPL, Temasek) has acquired beneficial ownership of the following additional Ordinary Shares:
•	On May 29, 2007, STSPL acquired beneficial ownership of an additional 69,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0674 per Ordinary Share.

•	On June 1, 2007, STSPL acquired beneficial ownership of an additional 22,480 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0655 per Ordinary Share.

•	On June 4, 2007, STSPL acquired beneficial ownership of an additional 320,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.07729 per Ordinary Share.

•	On June 5, 2007, STSPL acquired beneficial ownership of an additional 92,000 Ordinary Shares through market purchases on Nasdaq at an effective price of US$1.0864 per Ordinary Share.

2

•	On June 6, 2007, STSPL acquired beneficial ownership of an additional 1,063,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US $1.069 per Ordinary Share.

•	On June 7, 2007, STSPL acquired beneficial ownership of an additional 292,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US $1.0802 per Ordinary Share.

•	On June 8, 2007, STSPL acquired beneficial ownership of an additional 54,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.089 per Ordinary Share.

•	On June 12, 2007, STSPL acquired beneficial ownership of an additional 232,970 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.08213 per Ordinary Share.

•	On June 13, 2007, STSPL acquired beneficial ownership of an additional 133,230 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0841 per Ordinary Share.

•	On June 14, 2007, STSPL acquired beneficial ownership of an additional 354,370 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0839 per Ordinary Share.

•	On June 15, 2007, STSPL acquired beneficial ownership of an additional 230,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0845 per Ordinary Share.

•	On June 18, 2007, STSPL acquired beneficial ownership of an additional 42,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.092 per Ordinary Share.

•	On June 25, 2007, STSPL acquired beneficial ownership of an additional 82,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0897 per Ordinary Share.

•	On June 27, 2007, STSPL acquired beneficial ownership of an additional 95,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.0956 per Ordinary Share.

•	On July 5, 2007, STSPL acquired beneficial ownership of an additional 70,500 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.1162 per Ordinary Share.

3

•	On July 6, 2007, STSPL acquired beneficial ownership of an additional 140,100 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.1202 per Ordinary Share.

•	On July 9, 2007, STSPL acquired beneficial ownership of an additional 127,370 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.1142 per Ordinary Share.

•	On July 10, 2007, STSPL acquired beneficial ownership of an additional 17,000 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.128 per Ordinary Share.

•	On July 11, 2007, STSPL acquired beneficial ownership of an additional 136,380 Ordinary Shares through market purchases of ADSs on Nasdaq at an effective price of US$1.1375 per Ordinary Share.

4

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Singapore Technologies Semiconductors Pte Ltd
By:	/s/ Lena Chia Yue Joo
	Name:	Lena Chia Yue Joo
	Title:	Director
	Date:	August 6, 2007

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Temasek Holdings (Private) Limited
By:	/s/ Lena Chia Yue Joo
	Name:	Lena Chia Yue Joo
	Title:	Managing Director Legal & Regulations
	Date:	August 6, 2007